ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

June 21, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 6 to Registration Statement on Form 10-12G Filed May 19, 2022 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated June 13, 2022, with respect to our Amendment No. 6 to Registration Statement on Form 10-12(g) filed on May 19, 2022.

Amendment No. 6 to Registration Statement on Form 10-12G filed May 19, 2022

Business, page 1

1.        We note your response to comment 1 and the revised disclosure. We also note that your language on page 3 remains inconsistent. Please revise to provide clear disclosure throughout that you will not acquire a company located in or with principal operations in China, including Hong Kong and Macau.

Response:

The registration has been revised to clarify that we will not acquire a company located in or with principal operations in China, including Hong Kong and Macau with the following language:

There is no geographic limitation to the location of targets, as these types of opportunities are not necessarily bound by geography; provided however, we expressly disclaim any intent to and we will not pursue a business combination with a target company (either directly or through any subsidiaries) with any operations in China, Hong Kong or Macau nor will we consummate a business combination with any such entity ever.

In addition, the following language was added:

Our officer and director is a Canadian citizen, has Chinese ancestry and may have personal ties that continue in China. Notwithstanding such ties to China, we expressly disclaim any intent to and will not consummate a business combination with a target business (either directly or through any subsidiaries) with any operations in China, Hong Kong or Macau ever.

Security Ownership of Certain Beneficial Owners and Management, page 17

2.        We note your response to comment 4 and that your beneficial ownership table is dated July 6, 2021. Please update the table as of the most recent practicable date. See Item 403(a) of Regulation S-K. In addition, under Item 5. Directors and Executive Officers, identify your current chief financial officer.

Response:

The date of the beneficial ownership table was updated.

Mr. Zhang has accepted the position of CFO and the amendment was updated to reflect this change.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc:	Jimmy Lee